EXHIBIT 99.1

NANOBIOTIX Provides Third Quarter 2022 Operational and Financial Update

  Established recommended Phase 2 dose (RP2D) for NBTXR3 plus anti-PD-1 in patients with locoregional recurrent and recurrent and/or metastatic head and neck cancer, lung metastases from any primary tumor, or liver metastases from any primary tumor
  Updated Phase 1 NBTXR3 plus anti-PD-1 safety and efficacy data in recurrent and/or metastatic advanced cancers from Study 1100 to be presented at SITC 2022 on November 10th
  Bolstered NBTXR3 strategic development capability with the appointment of twelve global medical experts to the Nanobiotix Scientific Advisory Board
  €53.5 million in cash and cash equivalents extends cash runway into Q1 2024

PARIS and CAMBRIDGE, Mass., Nov. 09, 2022 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today provided an update on operational progress and announced operational progress and cash position (unaudited) for the third quarter of 2022.

“This quarter saw us continue our prioritized focus on the advancement of NBTXR3 both as a single agent activated by radiotherapy and as a combination therapy with anti-PD-1 for patients with locally advanced head and cancer and recurrent and/or metastatic head and neck cancer, respectively,” said Laurent Levy, co-founder of Nanobiotix and chairman of the executive board. “We believe that the data our clinical development program has produced to date supports the potential of NBTXR3 to improve therapeutic outcomes for patients in need of local control, systemic control, or both. We are eager to share additional Phase 1 data from Study 1100 at the annual SITC congress. In our view, these new data further strengthen our confidence, particularly in the immunostimulatory potential of NBTXR3, and add to our anticipation for the submission of our second registrational Phase 3 protocol to the US FDA for the evaluation of NBTXR3 plus anti-PD-1 in patients with recurrent and/or metastatic head and neck cancer expected in the first quarter of 2023.”

Third Quarter Financial Updates

Nanobiotix reported cash and cash equivalents totaling €53.5 million as of September 30, 2022, compared to €83.9 million as of December 31, 2021.

In October 2022 Nanobiotix executed a final agreement with the European Investment Bank (“EIB”) to re-align approximately €30.7 million in outstanding debt obligations with the Company’s expected development and commercialization timelines. The cash and cash equivalents as of September 30, 2022, combined with the executed EIB debt restructuring and existing equity line, is expected to fund development programs into Q1 2024.

Third Quarter Operational Highlights and Expected Upcoming Milestones

Bolstered NBTXR3 strategic development capability with appointment of global medical experts to the Nanobiotix Scientific Advisory Board

  Board includes twelve (12) leading radiation, medical and surgical oncologists from the United States and Europe with expertise across the fundamental disciplines responsible for decision-making in oncology that will support the development of lead therapeutic candidate NBTXR3

Priority Registration Pathway in Locally Advanced Head & Neck Squamous Cell Carcinoma (LA-HNSCC), Local Control as Single Agent Activated by Radiotherapy (RT):

  NANORAY-312 Phase 3 trial evaluating RT-activated NBTXR3 ± cetuximab in elderly patients with LA-HNSCC
    Strategic partner LianBio enrolled the first patient in Asia
    Initiated clinical site activation in the United States (US)
    Ongoing ramp up by LianBio of regional site activations in Asia
    Expect patient enrollment in the US to begin in Q4 2022
  Study 102 Phase 1 trial evaluating RT-activated NBTXR3 in LA-HNSCC
    Interim update in February 2022 reported ongoing median overall survival of 17.9 months in the all-treated population (n=56) and 23.0 months in evaluable patients (n=44)
    Additional safety and efficacy data from full study population with minimum follow-up of one year expected in mid-2023

Priority Pathway in Immunotherapy for Recurrent/Metastatic Head & Neck Squamous Cell Carcinoma (R/M HNSCC), Priming Immune Response in Combination with Anti-PD-1 Treatment:

  Study 1100 Phase 1 dose escalation and expansion trial evaluating RT-activated NBTXR3 in combination with an anti-PD-1 in patients with advanced cancers
    Completed enrollment for dose escalation and initiated dose expansion phase of the study
    Determined recommended Phase 2 dose (RP2D) that will serve as the proposed dose for planned registration pathway in patients with inoperable R/M HNSCC that is resistant to prior immunotherapy
    Poster presentation highlighting dose escalation data to be presented at the Society for Immunotherapy of Cancer (SITC) annual conference and details of these findings to be reviewed during the Company’s scheduled third quarter conference call on Thursday, November 10th
  Phase 3 registrational program for patients with unresectable locoregional recurrent (LRR) or relapsed or metastatic HNSCC resistant to previous anti-PD-1/PD-L1 therapy
    Protocol submission to US FDA for potential registration pathway for NBTXR3 in combination with immunotherapy in R/M HNSCC expected by Q1 2023

Expanding NBTXR3 Opportunity, Collaborating with World-Class Partners to Validate Tumor-Agnostic, Combination-Agnostic Therapeutic Profile:

  Ongoing collaboration with The University of Texas MD Anderson Cancer Center
    Determination of RP2D for NBTXR3 in pancreatic ductal adenocarcinoma (PDAC) expected by year-end 2022
    Initial Phase 1b/2 data for NBTXR3 in patients with non-small cell lung cancer (NSCLC), esophageal cancer and PDAC expected in 2023

Conference Call and Webcast

Nanobiotix will host a conference call and live audio webcast on Thursday, November 10, 2022, at 8:00 AM ET / 2:00 PM CET. During the call, Laurent Levy, chief executive officer, and Bart Van Rhijn, chief financial officer, will briefly review the Company’s third quarter results and provide an update on business activities before taking questions from participants.

A live webcast of the call may be accessed by visiting the investors section of the company’s website at www.nanobiotix.com. Participants may register for the call here. They will be able to join the call via dial-in or one-click dial-out. It is recommended to join 10 minutes prior the event start.

Participants are invited to email their questions in advance to investors@nanobiotix.com.

A replay of the webcast will be available shortly after the conclusion of the call and will be archived on the company's website.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company is leveraging its proprietary nanoparticle platform, including its lead product candidate, radiotherapy activated NBTXR3, to develop a pipeline of therapeutic options designed to enhance local and systemic control of solid tumors with an initial focus on the treatment of head and neck cancers.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designated to,” “may,” “might,” “on track,” “plan,” “potential,” “predict,” “objective,” “shall,” “should,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials, the timing of our presentation of data, the results of our preclinical and clinical studies and their potential implications. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk that subsequent studies and ongoing or future clinical trials may not generate favorable data notwithstanding positive early clinical results; the risks associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it; the risk that the EIB may accelerate the loans under finance contract and its amendment upon the occurrence of customary events of default; the risk that Company may not be able to secure additional capital on attractive terms, if at all; the risk that Company may not be able to expand its product pipeline by developing NBTXR3 in additional indications, including in combination with I-O treatment;. Furthermore, many other important risks factors and uncertainties, including those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on April 8, 2022 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the AMF) on April 8, 2022, (a copy of which is available on www.nanobiotix.com), as well as those set forth in the half-year financial report filed with the AMF on September 28, 2022, may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix

Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Kate McNeil SVP, Investor Relations +1 (609) 678-7388 investors@nanobiotix.com
Media Relations

FR – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com